UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Reed’s, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

758338107

(CUSIP Number)

Ning Liu, Esq.

King & Wood Mallesons

50th Floor, 500 Fifth Avenue

New York, NY 10110

United States of America

Telephone: +1 212 319 4755

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 22, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Schedule 13D/A amends and restates in its entirety the statement on Schedule 13D/A filed by the Reporting Persons with the SEC on September 10, 2024.

CUSIP No. 758338107

1		NAME OF REPORTING PERSONS D&D Source of Life Holding Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,661,445 (including 232,108 shares issuable upon exercise of the Warrants)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,661,445 (including 232,108 shares issuable upon exercise of the Warrants)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,661,445 (including 232,108 shares issuable upon exercise of the Warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.4%[1]
14		TYPE OF REPORTING PERSON (See Instructions) CO

1 The percentage of the class of securities beneficially owned by each Reporting Person assumes the exercise of the reported warrants. The percentage is calculated using a denominator of 8,419,399 based on the sum of (i) 4,187,291 shares of common stock outstanding as of August 1, 2024 as disclosed in the Issuer’s Form 10-Q filed on August 13, 2024 and (ii) 4,000,000 shares of common Stock issued upon the closing of the Purchase Agreement, and (iii) 232,108 currently exercisable warrants.

CUSIP No. 758338107

1		NAME OF REPORTING PERSONS DENG Shufen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR, People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,661,445 (including 232,108 shares issuable upon exercise of the Warrants)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,661,445 (including 232,108 shares issuable upon exercise of the Warrants)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,661,445 (including 232,108 shares issuable upon exercise of the Warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.4%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D/A relates is the shares of common stock, par value US$0.0001 per share, of Reed’s, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 201 Merritt 7, Norwalk, CT 06851.

Item 2.	Identity and Background.

(a)           D&D Source of Life Holding Ltd. (“D&D”) and DENG Shufen are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.” This Schedule 13D/A is being filed jointly on behalf of the Reporting Persons. A Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit A.

DENG Shufen is the sole shareholder of D&D and may be deemed to have the voting and dispositive power over the securities of the Issuer directly held by D&D.

(b)           The principal business address of each Reporting Person is Genesis Building, 5th Floor, Genesis Close, George Town, PO Box 446, Grand Cayman, Cayman Islands, KY1-1106.

(c)           D&D is principally engaged in production and sale of mineral water, purified water, sparkling water, beverages, and functional drinks; as well as the production and sale of various fungal products, functional foods, and sugar substitute products. DENG Shufen is the sole shareholder of D&D.

(d)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The citizenship of each Reporting Person is as follows:

D&D: Cayman Islands;

DENG Shufen: Hong Kong SAR, People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

Funds for the purchase of the secured promissory notes reported herein were derived from general working capital of D&D.

The information set forth in Item 4 of this Statement is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction.

On September 6, 2024, Whitebox Multi-Strategy Partners, LP, Whitebox Relative Value Partners, LP, Pandora Select Partners, LP and Whitebox GT Fund, LP (collectively, “Whitebox”) and D&D entered into a purchase and sale agreement (the “Purchase Agreement”), pursuant to which D&D agreed to purchase eight secured promissory notes (the “Notes”) from Whitebox at a total purchase price of $17,878,248.17 (the “Note Purchase”). The Notes contain customary affirmative and negative covenants and events of default. The Notes are secured by substantially all of the Issuer’s assets (including all the Issuer’s intellectual property). The Purchase Agreement was amended respectively on September 11, 2024 and October 10, 2024 to extend the closing date, and the Note Purchase transaction was closed on October 22, 2024.

Part of the Notes are unconvertible and part of the Notes are convertible but subject to certain limitations, including a beneficial ownership limitation. A conversion of the Notes shall not cause the holder, together with its affiliates and attribution parties, to beneficially own more than 9.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares of common stock upon conversion. Because the Reporting Persons already have 55.4% of the Company, the Reporting Persons would not be able to convert the Notes into shares of common stock of the Company.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer, members of management or other security-holders of the Issuer, lenders to the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. The Reporting Persons may also take one or more actions described in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)–(b)    The responses of each Reporting Person to Rows (7) to (13) of the cover pages of this Schedule 13D/A are hereby incorporated by reference in this Item 5. The percentage of the class of securities beneficially owned by each Reporting Person used in this Schedule 13D/A as of the date hereof is calculated based on the sum of (i) 4,187,291 shares of common stock outstanding as of August 1, 2024 as disclosed in the Issuer’s Form 10-Q filed on August 13, 2024 and (ii) 4,000,000 shares of common Stock issued upon the closing of the Purchase Agreement.

Except as disclosed in this Schedule 13D/A, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the ordinary shares which it may be deemed to beneficially own.

(c)           Not applicable.

(d)           No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by either of the Reporting Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Statement is incorporated by reference in this Item 6.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit	Description
A.	Joint Filing Agreement between D&D Source of Life Holding Ltd. and DENG Shufen dated June 2, 2023 (incorporated herein by reference to Exhibit A of June 5, 2023 Form 13D by D&D).
B.	Purchase and Sale Agreement by and among Whitebox Multi-Strategy Partners, LP, Whitebox Relative Value Partners, LP, Pandora Select Partners, LP and Whitebox GT Fund, LP and D&D Source of Life Holdings Ltd. dated September 6, 2024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2024

D&D Source of Life Holding Ltd.	By:	/s/ DENG Shufen
	Name:	DENG Shufen
	Title:	Director

DENG Shufen	By:	/s/ DENG Shufen